                                                FILED PURSUANT TO RULE 424(b)(1)
                                                REGISTRATION NO. 333-01305

PROSPECTUS
                                6,588,235 SHARES

                    [COEUR d'ALENE MINES CORPORATION LOGO]
[COEUR LOGO]
THE PRECIOUS METALS COMPANY

        MANDATORY ADJUSTABLE REDEEMABLE CONVERTIBLE SECURITIES (MARCS)*

                          ---------------------------

     The shares offered hereby are 6,588,235 shares of Mandatory Adjustable Redeemable Convertible Securities, $1.00 par value per share (MARCS)*, of Coeur d'Alene Mines Corporation (the "Company").

     The annual dividend payable with respect to each share of MARCS is $1.488. Dividends will be cumulative from the date of issuance and will be payable quarterly in arrears, on each June 15, September 15, December 15 and March 15, commencing June 15, 1996. The liquidation preference applicable to each share of MARCS is equal to the sum of (i) the per share price to the public shown below, and (ii) the amount of accrued and unpaid dividends thereon.

     On March 15, 2000 (the "Mandatory Conversion Date"), unless either previously converted at the option of the holder or redeemed by the Company, each outstanding share of MARCS will mandatorily convert into (i) 1.111 shares of Common Stock, $1.00 par value per share, of the Company (the "Common Stock"), subject to adjustment in certain events, and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends thereon.

     Shares of MARCS are not redeemable prior to March 15, 1999. At any time and from time to time on or after March 15, 1999 until immediately prior to the Mandatory Conversion Date, the Company may redeem any or all of the outstanding shares of MARCS. Upon any such redemption, each holder will receive, in exchange for each share of MARCS, the greater of: (a) the number of shares of Common Stock equal to the sum of (i) $21.622, declining after March 15, 1999 as set forth herein to $21.25 until the Mandatory Conversion Date and (ii) all accrued and unpaid dividends thereon (such sum being the "Call Price"), divided by the Current Market Price (as defined herein) of a share of Common Stock on the applicable date of determination, or (b) .826 of a share of Common Stock.

     At any time prior to the Mandatory Conversion Date, unless previously redeemed, each of the shares of MARCS is convertible at the option of the holder thereof into .826 of a share of Common Stock (equivalent to a conversion price of $25.713 per share of Common Stock (the "Conversion Price")), subject to adjustment in certain events. The number of shares of Common Stock a holder will receive upon redemption, and the value of the shares received upon conversion will vary depending on the market price of the Common Stock from time to time, all as set forth herein.

     The shares of MARCS have been approved for listing on the New York Stock Exchange ("NYSE"). On March 7, 1996, the last reported sale price of the Common Stock on the NYSE Composite Tape was $21.25 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF RISK FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES OF MARCS OFFERED HEREBY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                 UNDERWRITING DISCOUNT      PROCEEDS TO
                                             PRICE TO PUBLIC(1)   AND COMMISSIONS(2)      COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------
Per share of MARCS..........................        $21.25              $.6375              $20.6125
-----------------------------------------------------------------------------------------------------------
Total(4)....................................     $139,999,994         $4,200,000          $135,799,994
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Plus accrued dividends, if any, from the date of issue.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $450,000.
(4) The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 911,765 shares of MARCS to cover over-allotments, if any. If such option is exercised in full, the total price to public, underwriting discount and commissions and proceeds to the Company will be $159,375,000, $4,781,250 and $154,593,750, respectively. See "Underwriting."
                          ---------------------------

     The shares of MARCS are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of MARCS offered hereby will be made in New York, New York, on or about March 13, 1996.

* Service mark of UBS Securities LLC.
                          ---------------------------
UBS SECURITIES LLC                                       LAZARD FRERES & CO. LLC

March 8, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE MARCS OR THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. Current Report on Form 8-K filed on January 31, 1996 and amended on February 15, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of MARCS hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

     Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

     The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to William F. Boyd, Esq., Secretary, Coeur d'Alene Mines Corporation, 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, telephone number (208) 667-3511.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the detailed information and financial statements (including the notes thereto) incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     OVERVIEW. Coeur d'Alene Mines Corporation ("Coeur" or the "Company") is an international gold and silver producer engaged in the exploration, development and operation of gold and silver mining properties located in the western United States, New Zealand and Chile. Since 1986, Coeur has grown from a small domestic silver producer into an international gold and silver producer through a focused strategy of acquiring and developing producing or near-producing gold and silver properties. The Company also actively explores for gold and silver on its existing properties and in selected locations elsewhere in the world. Reserves outside the United States currently account for approximately 20% of the Company's total reserve base and approximately 44% of total current production.

     As a result of its acquisition and development strategy, the Company's gold and silver production and reserves have increased significantly in recent years. Total production has increased from approximately 57,000 ounces of gold and 6.3 million ounces of silver, or approximately 147,000 ounces of gold equivalent*, in 1992 to approximately 168,000 ounces of gold and 7.2 million ounces of silver, or approximately 271,000 ounces of gold equivalent, in 1995. Total ore reserves have increased from approximately 2.5 million ounces of gold and 121.0 million ounces of silver, or approximately 3.9 million ounces of gold equivalent, at the end of 1991 to approximately 3.5 million ounces of gold and
124.4 million ounces of silver, or approximately 5.3 million ounces of gold equivalent, at the end of 1995.

     The Company's executive offices are located at 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814; telephone number (208) 667-3511.

     PRINCIPAL PROPERTIES. The Company's most significant properties are: (i) the Rochester mine, a silver and gold surface mining operation located in northwestern Nevada (the "ROCHESTER MINE"), which is 100% owned and operated by Coeur, is one of the largest and lowest cost of production primary silver mines in the United States, and has significant gold production; (ii) the Golden Cross mine, an underground and surface gold mining operation located near Waihi, New Zealand (the "GOLDEN CROSS MINE"), which is 80% owned and operated by Coeur;
(iii) the Fachinal open pit and underground gold and silver mine, located in southern Chile (the "FACHINAL MINE"), which the Company developed following its acquisition of the property in 1990 and where production commenced in October 1995; (iv) the El Bronce Mine, an underground gold and silver mine located in northern Chile (the "EL BRONCE MINE"), in which the Company acquired a 51% operating interest in October 1994; (v) a 50% interest in Silver Valley Resources Corporation ("SILVER VALLEY RESOURCES"), which owns and recently announced the reopening of the Coeur and Galena underground silver mines in northern Idaho (the "COEUR MINE" and the "GALENA MINE") which were historically among the largest and lowest cost of production silver mines in North America; and (vi) the Kensington property, located north of Juneau, Alaska (the "KENSINGTON PROPERTY"), which is 100% owned by Coeur and is being developed as an underground gold mine.

---------------

    * Gold equivalent determinations equate 70 ounces of silver to one ounce of gold.

     GROWTH STRATEGY. As a result of its acquisition and development strategy, Coeur has a number of current projects which are expected to result in increased future production. The Company estimates that in 1996, gold production will increase approximately 33% to approximately 224,000 ounces and silver production will increase approximately 24% to approximately 8.9 million ounces. Coeur expects future growth to result from the following:

     ROCHESTER MINE. The Company estimates that the Rochester Mine, which it has operated since 1986, will increase its gold production by approximately 24% to 74,000 ounces in 1996, which should more than offset an anticipated decline in silver production. The mine has a mine life of more than ten years at present gold and silver production and reserve levels and is expected to benefit from efficiency improvements, a lower strip ratio and an increasing gold grade over the mine life.

     FACHINAL MINE. The Company commenced production at the Fachinal Mine in October 1995 on schedule and under budget. The mine is expected to reach full capacity in 1996, producing approximately 44,000 ounces of gold and
     2.8 million ounces of silver annually with an estimated life of approximately eight years at current production and reserve levels.

     EL BRONCE MINE. The El Bronce Mine is expected to produce approximately 57,000 ounces of gold and 167,000 ounces of silver in 1996, an increase of approximately 33% and 18%, respectively, over 1995 production levels. A feasibility study designed to increase annual production by approximately 10% is underway and continuing exploratory and developmental activities are expected to increase significantly ore reserves.

     SILVER VALLEY RESOURCES. On February 9, 1996, Silver Valley Resources announced that its Board of Directors had determined to reopen the Coeur and Galena Mines in response to higher silver prices and increased ore reserves developed during 1995. Shipments of concentrates from the mines are expected to commence in June 1996, with total output estimated at approximately 3.0 million ounces of silver during the mines' first full year of operations.

     KENSINGTON PROPERTY. An updated feasibility study is currently being conducted at the Kensington Property and a decision regarding construction of a mine is scheduled to be considered in the third quarter of 1996. If construction commences, Kensington, after a two-year construction phase, would be expected to produce an average of approximately 200,000 ounces of gold per year at currently estimated reserve levels of approximately 1.9 million ounces of gold.

     CURRENT EXPLORATION ACTIVITIES. Several exploration projects could add to the Company's future reserves and production, including (i) the Kensington Property, where, to date, the Company has not actively explored all of the identified veins; (ii) Jualin (100% owned by the Company), a property adjacent to the Kensington Property; (iii) Silver Valley Resources, where reserves were increased 32% in 1995 and an active drifting and drilling program has identified several new exploration targets at the Caladay property, adjacent to the Galena Mine; and (iv) the El Bronce Mine, where continuing exploratory and development activities are expected to significantly increase ore reserves. Exploration expenditures have increased from approximately $2.3 million in 1992 to $4.9 million in 1995 and it presently is estimated that they will approximate $5.9 million in 1996.

     RECENT INITIATIVES IN AUSTRALIA. For information relating to the Company's recent and proposed acquisition of interests in certain Australian gold mining properties, see "The Company--Recent Initiatives in Australia."

                                  THE OFFERING

Securities................ The shares of MARCS rank prior to the Common Stock as to payment of dividends and distribution of assets upon liquidation. The MARCS mandatorily convert into shares of Common Stock on March 15, 2000 (the "Mandatory Conversion Date"). The Company has the option to redeem the shares of MARCS, in whole or in part, at any time and from time to time on or after March 15, 1999 and prior to the Mandatory Conversion Date at the Call Price (as defined herein), payable in shares of Common Stock. In addition, the shares of MARCS are convertible into shares of Common Stock at the option of the holder at any time prior to the Mandatory Conversion Date as set forth below.

Dividends................. Holders of shares of MARCS will be entitled to receive cumulative dividends at a rate per annum of 7.0% of the price per share to the public of the shares of MARCS shown on the cover page of this Prospectus (equivalent to a rate of $1.488 per annum for each share of MARCS) from the date of initial issuance, payable quarterly in arrears on each June 15, September 15, December 15 and March 15, or, if any such date is not a business day, on the next succeeding business day, commencing June 15, 1996. See "Description of Capital Stock--Preferred Stock--MARCS-- Dividends."

Mandatory Conversion...... On the Mandatory Conversion Date, unless previously redeemed or converted, each outstanding share of MARCS will mandatorily convert into (i) 1.111 shares of Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon. See "Description of Capital Stock--Preferred Stock--MARCS--Mandatory Conversion of MARCS." The value of the Common Stock that may be received by holders of shares of MARCS upon their mandatory conversion may be more or less than the amount paid for the shares of MARCS offered hereby due to market fluctuations in the price of the Common Stock.

Optional Redemption....... Shares of MARCS are not redeemable prior to March 15,
                           1999. At any time and from time to time on or after March 15, 1999 until immediately prior to the Mandatory Conversion Date, the Company may redeem any or all of the outstanding shares of MARCS. Upon any such redemption, each holder will receive, in exchange for each share of MARCS, the greater of (a) the number of shares of Common Stock equal to the sum of (i) $21.622, declining after March 15, 1999 as set forth herein to $21.25 until the Mandatory Conversion Date, and (ii) all accrued and unpaid dividends thereon (such sum being the "Call Price"), divided by the Current Market Price (as defined herein) of the Common Stock on the applicable date of determination, or (b) .826 of a share of Common Stock on the applicable date of determination. See "Description of Capital Stock--Preferred Stock--MARCS--Optional
                           Redemption." The number of shares of Common Stock to be delivered in payment of the applicable Call Price will be determined on the basis of the Current Market Price of the Common Stock prior to the announcement of the redemption, and the market price of the Common Stock may vary between the date of such determination and the subsequent delivery of such shares.

Conversion at the Option
 of the Holder............ At any time prior to the Mandatory Conversion Date, unless previously redeemed, each share of MARCS is convertible at the option of the holder thereof into .826 of a share of Common Stock, equivalent to an initial conversion price of $25.713 per share of Common Stock (the "Conversion Price"), subject to adjustment as described herein. The value of the shares received upon conversion will vary depending on the market price of the Common Stock from time to time, all as set forth herein. The right of holders to convert shares of MARCS called for redemption will terminate immediately prior to the close of business on the redemption date. See "Description of Capital Stock--Preferred Stock--MARCS--Conversion at the Option of the Holder."

Higher Dividend Yield and
 Less Equity Appreciation
 Than Common Stock........ Dividends will accrue on the shares of MARCS at a higher rate than the rate at which dividends and cash distributions historically have been paid on the Common Stock. The opportunity for equity appreciation afforded by an investment in the shares of MARCS is less than that afforded by an investment in the Common Stock because the Conversion Price is higher than the per share price to the public of the shares of MARCS and the Company may, at its option, redeem the shares of MARCS at any time on or after March 15, 1999, and prior to the Mandatory Conversion Date, and may be expected to do so if, among other circumstances, the Current Market Price of the Common Stock exceeds the Call Price. In such event, a holder of a share of MARCS will receive less than 1.111 shares of Common Stock, but in no event less than .826 of a share of Common Stock. A holder may also surrender for conversion any shares of MARCS called for redemption up to the close of business on the redemption date, and a holder that so elects to convert will receive .826 of a share of Common Stock per share of MARCS. The per share value of Common Stock received by holders of shares of MARCS may be more or less than the per share amount paid for the MARCS offered hereby, due to market fluctuations in the price of Common Stock. See "Description of Capital Stock--Preferred Stock--MARCS--Higher
                           Dividend Yield and Less Equity Appreciation than Common Stock."

Voting Rights............. The holders of shares of MARCS will have the right with the holders of Common Stock to vote in the election of directors and upon each other matter coming before any meeting of the holders of Common Stock on the basis of one vote for each share of MARCS. On such matters, the holders of shares of MARCS and the holders of Common Stock will vote together as one class except as otherwise provided by law or the Company's Articles of Incorporation. In addition, (i) in the event that dividends on the shares of MARCS or any other series of Preferred Stock (as defined herein) with like voting rights are in arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of shares of MARCS (voting separately as a class with holders of all other series of outstanding Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote, on the basis of one vote for each share of MARCS, for the election of two directors of the Company, such directors to be in addition to the number of directors constituting the Board of Directors immediately prior to the accrual of such right, and (ii) the holders of the shares of MARCS will have voting rights with respect to certain alterations of the Company's Articles of Incorporation and certain other matters, voting on the same basis or separately as a series. See "Description of Capital Stock--Preferred Stock--MARCS--Voting Rights" and "Description of Capital Stock--Common Stock."

Liquidation Preference and
 Ranking.................. The shares of MARCS will rank prior to the Common
                           Stock as to payment of dividends and distribution of assets upon liquidation. The liquidation preference of each share of MARCS is an amount equal to the sum of (i) the per share price to the public shown on the cover page of this Prospectus and (ii) all accrued and unpaid dividends thereon. See "Description of Capital Stock--Preferred Stock--MARCS--Dividends" and "--Liquidation Rights."

New York Stock Exchange
 Symbol of Common Stock... "CDE"

Listing................... The shares of MARCS have been approved for listing on the New York Stock Exchange under the symbol "CDEPR."

Use of Proceeds........... The net proceeds to the Company from the sale of the shares of MARCS offered hereby will be used, together with cash on hand and internally generated funds, (i) to fund the Company's developmental expenditures on existing or new gold and silver mining properties, including a portion of the expenditures to be incurred by the Company if it decides to place the Kensington Property into commercial production, and
                           (ii) for general corporate purposes, including the possible acquisition of, or investment in, additional gold and silver mining properties or businesses.

                 SUMMARY FINANCIAL, OPERATING AND RESERVE DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
       INCOME STATEMENT DATA:            1991         1992         1993         1994       1995(5)
                                       --------     --------     --------     --------     --------
Income:
Sales of concentrates and dore......   $ 49,035     $ 41,414     $ 67,990     $ 79,606     $ 89,239
Less cost of mine operations........     44,072       37,829       59,804       67,802       72,210
                                       --------     --------     --------     --------     --------
Gross profits.......................      4,963        3,585        8,186       11,804       17,029
Other income........................      7,714        4,812        5,388       12,587        9,504
                                       --------     --------     --------     --------     --------
Total income........................     12,677        8,397       13,574       24,391       26,533
Loss from continuing operations(1)
  ..................................    (15,303)      (1,488)     (14,042)      (4,736)      (1,258)
Income (loss) before cumulative
  effect of change in accounting
  method(2).........................    (14,399)        (759)     (13,290)      (3,943)       1,154
Cumulative effect of change in
  accounting method.................      --           --           5,181        --           --
                                       --------     --------     --------     --------     --------
Net income (loss)...................   $(14,399)    $   (759)    $ (8,109)    $ (3,943)    $  1,154
                                       ========     ========     ========     ========     ========
Income (loss) per share before
  cumulative effect of change in
  accounting method.................   $  (0.94)    $  (0.05)    $  (0.87)    $  (0.26)    $   0.07
Net income (loss) per share(3)......      (0.94)       (0.05)       (0.53)       (0.26)        0.07
Ratio of earnings to fixed
  charges(4)........................      --           --           --           --           --

                                                               DECEMBER 31,
                                       ------------------------------------------------------------
        BALANCE SHEET DATA:              1991         1992         1993         1994         1995
                                       --------     --------     --------     --------     --------
Total assets........................   $261,034     $324,878     $325,249     $412,361     $445,646
Working capital.....................    129,883      179,370      104,883      170,087      105,597
Long-term debt(6)...................     57,902      131,134      129,234      227,193      174,000
Shareholders' equity................    183,938      180,991      170,849      160,292      239,832

                                                         YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
          CASH FLOW DATA:                1991         1992         1993         1994         1995
                                       --------     --------     --------     --------     --------
Net cash provided by (used in)
  operating activities..............   $  3,780     $ (3,007)    $  4,202     $  7,898     $ 20,916
Capital expenditures................     16,680       21,547       16,015       34,745      108,432

PRODUCTION DATA:(7)
(IN OUNCES)

                                   1991                1992                 1993                 1994                 1995
                             -----------------   -----------------   ------------------   ------------------   ------------------
         PROPERTY             GOLD    SILVER      GOLD    SILVER      GOLD     SILVER      GOLD     SILVER      GOLD     SILVER
--------------------------   ------  ---------   ------  ---------   -------  ---------   -------  ---------   -------  ---------
Rochester Mine............   60,565  5,707,700   56,562  5,431,369    66,412  5,943,894    56,886  5,937,770    59,307  6,481,825
Golden Cross Mine.........       --         --       --         --    56,898    175,325    67,400    222,246    83,058    286,216
El Bronce Mine............       --         --       --         --        --         --     4,953     20,199    22,034     72,537
Fachinal Mine.............       --         --       --         --        --         --        --         --     3,586    334,816
Coeur Mine................       40    189,928       --         --        --         --        --         --        --         --
Galena Mine...............      166  1,639,325       76    822,904        --         --        --         --        --         --
                             ------  ---------   ------  ---------   -------  ---------   -------  ---------   -------  ---------
    Total.................   60,771  7,536,953   56,638  6,254,273   123,310  6,119,219   129,239  6,180,215   167,985  7,175,394

RESERVE DATA:
(OUNCES IN THOUSANDS)

                                                                            TOTAL OUNCES OF
                                                                         ESTIMATED PROVEN AND
                                                                         PROBABLE RESERVES(8)
                                                                         ---------------------
                               PROPERTY                                  GOLD          SILVER
----------------------------------------------------------------------   -----         -------
Rochester Mine........................................................     774          91,308
Golden Cross Mine.....................................................     325           1,383
El Bronce Mine........................................................      81             222
Fachinal Mine.........................................................     319          14,288
Kensington Property...................................................   1,946              --
Coeur Mine............................................................      --           3,264
Galena Mine...........................................................      --          10,485
Faride Mine...........................................................      46           3,464
                                                                         -----         -------
     Total............................................................   3,491         124,414

---------------

(1) In May 1995, the Company sold the assets of its flexible hose and tubing division, The Flexaust Company, and shares of a related subsidiary for approximately $10.0 million, of which approximately $4.0 million was paid at the time of closing and the balance is payable over the next five years. The results of operations and the gain on sale of the Flexaust manufacturing segment are not reflected in the results from continuing operations. The Company recorded income from discontinued operations of $2.4 million in 1995.
(2) See Note (2) of the Notes to the "Selected Consolidated Financial Data."
(3) Earnings per share are calculated based on the weighted average number of common shares outstanding and those Common Stock equivalents that are deemed to be dilutive. The 6% Convertible Subordinated Debentures Due 2002 are considered to be Common Stock equivalents. Accordingly, such debentures are assumed to be converted, and interest expense on such debentures, net of tax expense, has been considered in the computation of earnings per share, except in those instances where the effects of conversion would be antidilutive.
(4) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest and that portion of rent deemed representative of interest. The ratios of earnings to fixed charges are not presented for the above periods because earnings were inadequate to cover fixed charges by approximately $18.7 million in 1991, $8.7 million in 1992, $21.9 million in 1993, $9.2 million in 1994, and $8.3 million in 1995.
(5) Included in the results of operations for the year ended December 31, 1995 are (i) a gain of $4.4 million (included in other income) from the sale of gold and silver purchased in the open market which was in turn delivered pursuant to fixed price forward contracts during the year; and (ii) $2.4 million of income from discontinued operations (including a $2.2 million after-tax gain from the related sale of certain non-mining assets in May
    1995) during the year.
(6) Includes obligations under capital leases.
(7) Production figures are those attributable to the Company's ownership interest. Production data include (i) production for the Golden Cross Mine since April 1993 when the Company acquired an 80% interest in that mine in a transaction accounted for as a purchase, (ii) 51% of production for the El Bronce Mine since October 1994 when the Company acquired a 51% operating interest in that mine and (iii) production for the Fachinal Mine since October 1995 when production commenced. Operations at the Coeur and Galena Mines were suspended in April 1991 and July 1992, respectively, due to then prevailing silver prices and those mines were placed on a care and maintenance basis to conserve ore reserves. Operations at the Coeur and Galena Mines are scheduled to resume full production in June 1996.
(8) Estimated reserve figures are for proven and probable reserves which do not reflect loss of metal in the metallurgical process. The Company's net share of gold and silver ounces reflect its interest in each mine or property. Estimates are as of December 31, 1995, except in the case of the Coeur Mine estimate, which is as of January 1, 1991, and the Kensington Property estimate, which is as of December 31, 1994. In the case of the Rochester Mine, Golden Cross Mine, Fachinal Mine and the Kensington Property, the reserve estimates were verified by independent geologists or mining engineers. The El Bronce Mine and Faride Mine reserve figures are based on the Company's estimates, the Galena Mine reserve figures are based on the estimates of Silver Valley Resources, of which the Company owns 50%, and the Coeur Mine figures are based on the reserve estimates of the former operator of that mine. Based on experience and certain metallurgical testing, estimated recovery rates are 55% of the silver and 85% of the gold contained within the ore mined at the Rochester Mine, 89% of the gold and 55% of the silver at the Golden Cross Mine, 89% of the gold and 92% of the silver at the El Bronce Mine and 92% of the gold and 89% of the silver at the Fachinal Mine; and based on metallurgical testing, estimated recovery rates at the Company's development properties are 92% of the gold at the Kensington Property; and based on historical operations, 97% of the silver at the Galena and Coeur Mines. The prices used in preparing the above estimated ore reserves range from $5.00 to $5.50 per ounce for silver and from $375 to $409 per ounce for gold. Use of significantly lower silver and gold prices in the ore reserve estimate calculations could materially reduce such reserve estimates.

                                  RISK FACTORS

     Investors should carefully review the factors set forth below as well as the other information included or incorporated by reference in this Prospectus. The forward-looking statements dealing with future mining production and operations contained or incorporated by reference in this Prospectus, and particularly those involving estimates of 1996 gold and silver production, are expressly qualified by the following cautionary statements. The factors summarized below could cause actual production and operating results to materially differ from those presented in such forward-looking statements.

DEPENDENCE UPON GOLD AND SILVER PRICES

     The results of the Company's operations and the market price of its Common Stock are significantly affected by the market prices of gold and silver. Those prices may fluctuate widely and are affected by many factors beyond the Company's control, including interest rates, expectations regarding inflation, currency values, global and regional political and economic conditions and other factors. Examples of events reflecting the Company's dependence upon silver prices include the suspension of mining operations at the Coeur and Galena Mines in April 1991 and July 1992, respectively, during which months the average price of silver was $3.97 and $3.95 per ounce, respectively. The Company's decision to place its Kensington Property into commercial production is subject, among other things, to there being a market price of gold of at least $400 per ounce. The market prices of gold (based on the London final quotation) and silver (based on the Handy and Harman base price quotation) on March 7, 1996 were $393.90 and $5.38, respectively. No assurance can be given that the market prices of gold and silver will not decline in the future.

PAST LOSSES

     The Company reported net losses for each of the five years prior to 1995. Significantly contributing to those net losses was the Company's deliberate pursuit of a corporate policy of rapid growth through the acquisition of mining companies and properties and the financing of such growth to a significant extent by incurring indebtedness. Annual interest expense, which prior to 1993 was less than $2.0 million, rose to $5.4 million in 1993, $11.4 million in 1994 and $9.7 million in 1995. As a result of the Company's call for redemption in December 1995 of its 7% Convertible Subordinated Debentures Due 2002, the Company's interest expense in 1996 will be reduced by approximately $5.25 million per year. The Company's interest expense may be further reduced in the event the $50 million principal amount of its 6% Convertible Subordinated Debentures Due 2002 and the $100 million principal amount of its 6 3/8% Convertible Subordinated Debentures Due 2004 are converted into Common Stock. In addition to substantial interest expense, significant non-recurring write-offs have been recorded in connection with acquisitions, mine closures, the resolution of environmental disputes and the settlement of litigation. Included in results of operations for 1995 are (i) a gain of $4.4 million (included in other income) from the sale of gold and silver purchased in the open market which was in turn delivered pursuant to fixed price forward contracts during the year and (ii) $2.4 million of income from discontinued operations (including the $2.2 million after-tax gain from the related sale of certain non-mining assets in May 1995) during the year. The Company's accumulated deficit at December 31, 1995 amounted to approximately $15.9 million.

PAST ABSENCE OF EARNINGS TO SATISFY FIXED CHARGES

     Primarily as a result of the expenses discussed above, the Company's earnings have been inadequate to satisfy fixed charges (i.e., interest plus that portion of rent deemed representative of interest) in each of the last five years. The amounts by which earnings were inadequate to cover fixed charges were approximately $18.7 million in 1991, $8.7 million in 1992, $21.9 million in 1993, $9.2 million in 1994 and $8.3 million in 1995. Dividends payable to holders of shares of MARCS through their maturity on March 15, 2000 will initially approximate $9.8 million per year, subject to reduction to the extent that shares of MARCS are earlier converted or redeemed. The Company expects to satisfy its fixed charges, dividends on shares of MARCS and other expense obligations in the future from cash flow from operations and, in the event that cash flow from operations is insufficient, from working capital, which amounted to approximately $105.6 million at December 31, 1995. The Company's net cash provided by operating activities for the years ended December 31, 1994 and 1995 was approximately $7.9 million and $20.9 million, respectively. The availability of future cash flow from operations or working capital to fund the payment of dividends on the shares of MARCS and other fixed charges will be dependent upon numerous factors, including gold and silver prices, the amount of the Company's expenditures for acquisitions and for development and exploratory activities, results of operations and the extent to which the shares of MARCS or the Company's outstanding convertible subordinated debentures are converted or redeemed.

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

     The Company periodically considers the acquisition of gold and silver mines, properties and businesses. In connection with future acquisitions, the Company may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. The Company intends to seek shareholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock exchange rules. Except as described herein under "The Company--Recent Initiatives in Australia," the Company currently is not a party to any agreements relating to any material acquisitions.

RISKS ASSOCIATED WITH THE COMPANY'S EXPLORATION AND DEVELOPMENT ACTIVITIES

     Mineral exploration, particularly for gold and silver, involves many risks and frequently is nonproductive. Once mineralization is discovered, it may take a number of years until production is possible, during which time the economic feasibility of any project may change. Substantial developmental expenditures are required to establish ore reserves, extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. The Company expended approximately $23.0 million and $54.4 million (excluding capitalized interest) in the years ended December 31, 1994 and 1995, respectively, in connection with the exploration and development of its mining properties. In the event the Company decides to place the Kensington Property into commercial production, the Company estimates that approximately $195 million of capital expenditures will be required over a two-year period to construct mining facilities. Furthermore, the Company plans to expend approximately $17.6 million (excluding capitalized interest) in connection with exploration and other developmental activities during 1996 (excluding the possible construction of the mine at the Kensington Property).

RISKS ASSOCIATED WITH THE COMPANY'S MINING ACTIVITIES

     Following the commencement of production, the mining business continues to be subject to risks and hazards, including quantity of production, environmental hazards, industrial accidents, encountering unusual or unexpected formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. The Company has never been required to close any mine because of such events. However, if such events were to occur, they could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, reduced production and delays in mining, monetary losses and possible legal liability. Insurance fully covering certain environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry. The Company has been recognized for its commitment to environmental responsibility and knows of no material environmental liabilities to which it currently is subject.

GOVERNMENT REGULATION

     General. The Company's mining activities are subject to extensive federal, state and local laws governing the protection of the environment, prospecting, development, production, taxes, labor standards, occupational health, mine safety, toxic substances and other matters. Although such regulations have never required the Company to close any mine and the Company is not presently subject to any material regulatory proceedings relating to such matters, the costs associated with compliance with such regulatory requirements are substantial and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards and regulations which may entail significant costs and delays. Although Coeur has been recognized for its commitment to environmental responsibility and believes it is in substantial compliance with applicable laws and regulations, amendments to current laws and regulations, the more stringent implementation thereof through judicial review or administrative action or the adoption of new laws could have a materially adverse effect upon the Company. The Company expended approximately $3.0 million and $2.9 million in connection with routine compliance activities at its operating properties in 1994 and 1995, respectively, and expects to expend approximately $3.0 million for that purpose in 1996. The Company has expended a total of approximately $6.6 million on environmental and permitting activities at the

Kensington Property through December 31, 1995, and expects to expend approximately $2.1 million for that purpose in 1996.

     EPA Regulations. Mining wastes are currently exempt to a limited extent from the extensive set of Environmental Protection Agency ("EPA") regulations governing hazardous waste. While extraction and bonification wastes are generally exempt from the Resource Conservation and Recovery Act ("RCRA"), certain processing and other wastes are now regulated as hazardous wastes. The EPA continues to evaluate the development of a program to regulate mining waste pursuant to its solid waste management authority under RCRA. In this connection, legislative re-authorization of RCRA is being discussed in Congress and the EPA is studying regulations concerning how mine wastes should be managed and regulated. If the Company's mine wastes were treated as hazardous waste or such wastes resulted in operations being designated as a "Superfund" site under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") for cleanup, material expenditures would likely be required for the construction of additional waste disposal facilities or for other remediation expenditures. Under CERCLA, the current owner or operator of the land and the owner or operator at the time of its contamination may be held liable and may be forced to undertake remedial cleanup action or to pay for the government's cleanup efforts.

     Additional regulations or requirements may also be imposed upon the Company's tailings and waste disposal operations at the Rochester Mine under the Nevada Water Pollution Control Law.

     Natural Resources Laws. The Company is subject to federal and state laws designed to protect natural resources. The Company and Callahan were advised by the U.S. Department of Interior in July 1995 that they were identified as potentially responsible parties for damages resulting from alleged injury to federal natural resources with respect to the Bunker Hill Superfund Site. The Company presently cannot state whether or estimate the extent to which, if any, it will be liable for any such damages. However, the Company does not believe its liability, if any, relating to the matter will be material in amount.

     Proposed Mining Legislation. Legislation is presently being considered in the U.S. Congress to change the Mining Law of 1872 (the "Mining Act") under which the Company holds mining claims on public lands. It is possible that the Mining Act will be amended or be replaced by more onerous legislation in the future. The legislation under consideration contains new environmental standards and conditions, additional reclamation requirements and extensive new procedural steps which would likely result in delays in permitting. Among the bills under consideration are bills calling for an 8% gross royalty, a 2.5% or 5% net smelter return royalty or a 3.5% net proceeds royalty on the value of minerals mined on public lands, payable to the U.S. Government. The Company believes that if and when any royalty is imposed, it will not be a gross royalty. A significant portion of the Company's U.S. mining properties are on public lands. Whether or when changes will be enacted or the extent of any changes is not presently known and the potential impact on the Company's U.S. activities is difficult to predict.

FOREIGN ACTIVITIES

     Reserves outside of the United States currently account for approximately 20% of the Company's total reserve base and approximately 44% of total current production. Although the governments and economies of New Zealand and Chile, the only foreign countries in which the Company currently owns or operates mining properties, have been relatively stable in recent years, the ownership of property in a foreign country generally is subject to the possible risk of expropriation or nationalization with inadequate compensation. Any foreign operation or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade, investment and taxation.

                                  THE COMPANY

OVERVIEW

     The Company is an international gold and silver producer engaged in the exploration, development and operation of gold and silver mining properties located in the western United States, New Zealand and Chile. Since 1986, Coeur has grown from a small domestic silver producer into an international gold and silver producer through a focused strategy of acquiring and developing producing or near-producing gold and silver properties. The Company also actively explores for gold and silver on its existing properties and in selected locations elsewhere in the world. Reserves outside of the United States currently account for approximately 20% of the Company's total reserve base and approximately 44% of total current production.

     As a result of its acquisition and development strategy, the Company's gold and silver production and reserves have increased significantly in recent years. Total production has increased from approximately 57,000 ounces of gold and 6.3 million ounces of silver, or approximately 147,000 ounces of gold equivalent, in 1992 to approximately 168,000 ounces of gold and 7.2 million ounces of silver, or approximately 271,000 ounces of gold equivalent, in 1995. Total ore reserves have increased from approximately 2.5 million ounces of gold and 121.0 million ounces of silver, or approximately 3.9 million ounces of gold equivalent, at the end of 1991 to approximately 3.5 million ounces of gold and 124.4 million ounces of silver, or approximately 5.3 million ounces of gold equivalent, at the end of 1995.

     The Company's cash flow from operations and total assets also have grown significantly since 1991. Cash flow from operations has increased from a negative $3.0 million in 1992 to a positive $20.9 million in 1995 and total assets, which amounted to approximately $261 million at the end of 1991, increased to approximately $446 million at the end of 1995.

     The Company's executive offices are located at 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814; telephone number (208) 667-3511.

PROPERTIES

     The Company's most significant properties are: (i) the Rochester Mine, a silver and gold surface mining operation located in northwestern Nevada, which is 100% owned and operated by Coeur, is one of the largest and lowest cost of production primary silver mines in the United States, and has significant gold production; (ii) the Golden Cross Mine, an underground and surface gold mining operation located near Waihi, New Zealand, which is 80% owned and operated by Coeur; (iii) the Fachinal Mine, an open pit and underground gold and silver mine, located in southern Chile, which Coeur developed following its acquisition of the property in 1990 and where production commenced in October 1995; (iv) the El Bronce Mine, an underground gold and silver mine located in northern Chile, in which the Company acquired a 51% operating interest in October 1994; (v) a 50% interest in Silver Valley Resources, which owns and recently announced the reopening of the Coeur and Galena Mines in northern Idaho which were historically among the largest and lowest cost of production silver mines in North America; and (vi) the Kensington Property, located north of Juneau, Alaska, which is 100% owned by Coeur and is being developed as an underground gold mine. In addition, Coeur has an option to acquire a 51% operating interest through January 15, 1998 in the fully developed Faride Mine, a gold and silver mine located in northern Chile which has not been operational since 1988 and where the Company currently is conducting exploratory activities and feasibility studies.

GROWTH STRATEGY

     As a result of its acquisition and development strategy, Coeur has a number of current projects which are expected to result in increased future production. The Company estimates that in 1996, gold production will increase approximately 33% to approximately 224,000 ounces and silver production will increase approximately 24% to approximately 8.9 million ounces. Coeur expects future growth to result from the following:

     Rochester Mine. The Company estimates that gold production in 1996 will increase by approximately 24% over 1995 to 74,000 ounces, which should more than offset an anticipated decline in silver production. The mine, which has been in continuous operation since 1986 and has a mine life of more than ten years at present gold and silver production and reserve levels, is expected to benefit from efficiency improvements, a lower strip ratio and an increasing gold grade over the mine life.

     Fachinal Mine. The Fachinal Mine, with its mill that processes 540,000 tons of ore per year, commenced production in October 1995 on schedule and under budget. The open pit and underground mining operations are expected to reach full capacity in 1996, producing approximately 44,000 ounces of gold and 2.8 million ounces of silver annually with an estimated life of approximately eight years at current production and reserve levels.

     El Bronce Mine. The El Bronce Mine is expected to produce approximately 57,000 ounces of gold and 167,000 ounces of silver in 1996, an increase of approximately 33% and 18%, respectively, over 1995 production levels. A feasibility study designed to increase annual production by approximately 10% is underway and continuing exploratory and developmental activities are expected to increase significantly ore reserves.

     Silver Valley Resources. On February 9, 1996, Silver Valley Resources announced that its Board of Directors had determined to reopen the Coeur and Galena Mines in response to higher silver prices and increased ore reserves developed during 1995. Shipments of concentrates from the Coeur and Galena Mines are expected to commence in June 1996, with total output estimated at approximately 3.0 million ounces of silver during the mines' first full year of operations.

     Kensington Property. An updated feasibility study is currently being conducted at the Kensington Property and a decision regarding construction of a mine is scheduled to be considered in the third quarter of 1996. If construction commences, Kensington, after a two-year construction phase, would be expected to produce an average of approximately 200,000 ounces of gold per year at currently estimated reserve levels of approximately 1.9 million ounces of gold.

     Current Exploration Activities. Several exploration projects could add to the Company's future reserves and production, including (i) the Kensington Property, where, to date, the Company has not actively explored all of the identified veins; (ii) Jualin (100% owned by the Company), a property adjacent to the Kensington Property; (iii) Silver Valley Resources, where reserves were increased 32% in 1995 and an active drifting and drilling program has identified several new exploration targets at the Caladay property, adjacent to the Galena Mine; and (iv) the El Bronce Mine, where continuing exploratory and development activities are expected to significantly increase ore reserves. Exploration expenditures have increased from approximately $2.3 million in 1992 to approximately $4.9 million in 1995 and it presently is estimated that they will be approximately $5.9 million in 1996.

RECENT INITIATIVES IN AUSTRALIA

     On December 21, 1995, the Company announced that it had acquired from the principal shareholder of Gasgoyne Mines NL ("Gasgoyne"), an Australian gold mining company which owns 50% of the Yilgarn Star Mine, an option (the "Option") to acquire 19.9% of Gasgoyne's outstanding shares in exchange for a combination of Coeur Common Stock and cash. In conjunction with this Option, the Company announced its intention to make an offer (the "Offer") for the remainder of Gasgoyne's outstanding shares that originally was scheduled to commence in mid-February 1996. The Offer is conditioned upon Coeur's acquisition of at least 50.1% of Gasgoyne's outstanding shares. The terms of the Option and the Offer call for Coeur to issue seven shares of Coeur Common Stock and A$60.00 (or US$45.72, based on current exchange rates) in exchange for each 100 Gasgoyne shares. Assuming Coeur's acquisition of 100% of Gasgoyne's outstanding shares, Coeur would issue approximately 4.0 million shares and pay approximately $26.0 million in cash. Based on the market price of Coeur Common Stock on March 7, 1996 and current exchange rates, this equates to a total acquisition price of approximately $120 million.

     In January 1996, the Company announced that it acquired shares of, and an option in, Orion Resources NL ("Orion"), an Australian gold mining company which operates and owns 45% of the Yilgarn Star Mine, as well as other property interests, from the holder thereof for $10.7 million. As a result of that purchase, Coeur owns 13.1% of Orion's outstanding shares and, upon exercise of the option, would own approximately

19.2% of Orion. If Coeur were to increase its equity ownership of Orion to above 20%, Gasgoyne would become the operator of the Yilgarn Star Mine. In the event the Company is successful in its proposed acquisition of Gasgoyne, the Company will consider increasing its equity ownership of Orion in order to acquire operating control of the Yilgarn Star Mine.

     Coeur's ownership in Orion and its proposed acquisition of Gasgoyne are intended to increase the Company's holdings in the Australasian Region, where the Company currently owns an 80% interest and operates the Golden Cross Mine in New Zealand. Gasgoyne's major assets are a 50% interest in the Yilgarn Star Mine in western Australia and a 45% interest in the Awak Mas gold project in Indonesia. The Yilgarn Star Mine, which presently is transitioning from an open pit to an underground mining operation, reports that it produced approximately 110,600 ounces of gold in Gasgoyne's fiscal year ended June 30, 1995, and approximately 50,000 ounces of gold in the six months ended December 31, 1995.

     On January 17, 1996, another Australian gold mining company, the Sons of Gwalia Limited ("Sons of Gwalia") announced its intention to make a competing bid for Gasgoyne's outstanding shares and on February 14, 1996, commenced a lawsuit in Australia to enjoin Coeur's delivery of the Offer to Gasgoyne shareholders. As a result of that suit, which was settled on March 4, 1996, the commencement of Coeur's proposed Offer was delayed and it is anticipated that Coeur's Offer, as well as the Sons of Gwalia offer, will be delivered to Gasgoyne shareholders on or about March 18, 1996. The Company cannot now predict whether or the extent to which its proposed Offer will be successful.

                                USE OF PROCEEDS

     The Company estimates that the proceeds from the net purchase price paid for the shares of MARCS offered hereby will be approximately $135.8 million (or approximately $154.6 million, assuming full exercise of the Underwriters' over-allotment option) prior to the deduction of offering expenses. The Company plans to use the net proceeds of the offering, together with cash on hand and internally generated funds, (i) to fund the Company's developmental expenditures on existing or new gold and silver mining properties, including a portion of the expenditures planned to be incurred by the Company in the event the Company decides to place the Kensington Property into commercial production (which is estimated to cost $195 million during a two-year construction period); and (ii) for general corporate purposes, including the possible acquisition of, or investment in, additional gold and silver mining properties or businesses.

     The Company's acquisition program is focused primarily upon operating gold and silver mines and gold and silver properties or businesses that are expected to become operational in the near future. Such mines, properties and businesses may be located in the United States or in foreign countries. The Company desires, through the sale of the shares of MARCS offered hereby, to be in a position to take timely advantage of opportunities for the acquisition of or investment in gold and silver mines, properties or businesses that may arise on favorable terms. Consistent with its history, the Company is continually engaged in the review and investigation of opportunities for expansion of its business through acquisitions, investments or other transactions. Presently, however, there are no agreements or understandings relating to any specific acquisitions or investments other than as described in this Prospectus. See "The Company--Recent Initiatives in Australia."

     Pending the use of the net proceeds of the offering as discussed above, the Company plans to invest the proceeds in investment grade interest-bearing marketable securities or money market obligations of issuers that qualify for at least an "A" rating from either Moody's Investors Services or Standard & Poor's.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the NYSE Composite Tape and the Pacific Stock Exchange. The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock as reported on the NYSE Composite Tape:

                                                                   HIGH           LOW
                                                                  -------       -------
1994:      First Quarter....................................      $23.000       $18.375
           Second Quarter...................................       21.750        16.625
           Third Quarter....................................       22.125        17.500
           Fourth Quarter...................................       21.375        14.750
1995:      First Quarter....................................       18.500        14.750
           Second Quarter...................................       21.500        17.500
           Third Quarter....................................       20.875        17.250
           Fourth Quarter...................................       20.875        16.625
1996:      First Quarter
           (through March 7, 1996)..........................       25.125        18.375

     The Company paid per share cash distributions and dividends of $.15 on its Common Stock on each of April 21, 1995, April 15, 1994, April 16, 1993 and April 15, 1992; $.12 on April 12, 1991; and $.11 on each of April 20, 1990 and April 21, 1989. Future distributions or dividends on the Common Stock, if any, will be determined by the Company's Board of Directors and will depend primarily upon the Company's results of operations, financial condition and capital requirements.

     On March 7, 1996, there were 8,187 record holders of the Company's outstanding Common Stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1995 and as adjusted to reflect the issuance of the shares of MARCS offered hereby and the Company's receipt of the net proceeds therefrom:

                                                                       ACTUAL       AS ADJUSTED
                                                                    ------------    ------------
Cash and cash equivalents, short-term investments and funds held
  in escrow(a)...................................................   $ 81,832,526    $217,182,520
                                                                     ===========     ===========
Long-term debt, including current portion:
     6 3/8% Convertible Subordinated Debentures Due 2004(b)......   $100,000,000    $100,000,000
     6% Convertible Subordinated Debentures Due 2002(c)..........     50,000,000      50,000,000
     Limited recourse Fachinal project financing.................     23,999,997      23,999,997
     Obligations under capital leases............................      2,192,856       2,192,856
                                                                    ------------    ------------
     Total long-term debt including current portion..............    176,192,853     176,192,853

Shareholders' equity:(d)
     Mandatory Adjustable Redeemable Convertible Securities,
       $1.00 par value per share (MARCS); authorized 7,500,000
       shares;
       as adjusted--6,588,235 shares issued and outstanding......             --       6,588,235
     Common Stock, $1.00 par value per share; authorized
       60,000,000 shares; issued--21,524,093 shares
       (including 1,059,211 shares held as treasury stock).......     21,524,093      21,524,093
     Capital surplus.............................................    247,099,977     375,861,736
     Accumulated deficit.........................................    (15,889,154)    (15,889,154)
     Unrealized gains on short-term investments..................        361,173         361,173
     Repurchased and nonvested shares............................    (13,264,407)    (13,264,407)
                                                                    ------------    ------------
     Total shareholders' equity..................................    239,831,682     375,181,676
                                                                    ------------    ------------
Total capitalization.............................................   $416,024,535    $551,374,529
                                                                     ===========     ===========

---------------

(a) The increase in cash and cash equivalents, short-term investments and funds held in escrow resulting from the offering is attributable to estimated net proceeds of $135,349,994.

(b) The 6 3/8% Convertible Subordinated Debentures Due 2004 are convertible into Common Stock at $25.77 per share, subject to adjustment, and are redeemable at specified redemption prices after January 31, 1997.

(c) The 6% Convertible Subordinated Debentures Due 2002 are convertible into Common Stock at $25.57 per share, subject to adjustment, and are redeemable at 100% of the principal amount.

(d) Does not include Series A Junior Preferred Stock reserved for issuance upon the exercise of Rights attached to the Common Stock, 3,880,481 shares of Common Stock reserved for issuance upon the conversion of the 6 3/8% Convertible Subordinated Debentures Due 2004, 1,955,416 shares of Common Stock reserved for issuance upon the conversion of the 6% Convertible Subordinated Debentures Due 2002, 427,443 shares of Common Stock reserved for issuance under the Company's Executive Compensation Program, 200,000 shares of Common Stock reserved for issuance under the Company's Non-Employee Directors Stock Option Plan, or a presently indeterminable number of shares of Common Stock underlying the MARCS offered hereby.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data with respect to the Company and its subsidiaries and was derived from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated by reference into this Prospectus.

                                                         YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
                                         1991         1992         1993         1994       1995(6)
                                       --------     --------     --------     --------     --------
                                                      (THOUSANDS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Income:
  Sales of concentrates and dore....   $ 49,035     $ 41,414     $ 67,990     $ 79,606     $ 89,239
  Less cost of mine operations......     44,072       37,829       59,804       67,802       72,210
                                       --------     --------     --------     --------     --------
  Gross profits.....................      4,963        3,585        8,186       11,804       17,029
  Other income......................      7,714        4,812        5,388       12,587        9,504
                                       --------     --------     --------     --------     --------
  Total income......................     12,677        8,397       13,574       24,391       26,533
Expenses............................     29,178       14,118       31,548       29,392       27,591
                                       --------     --------     --------     --------     --------
Net loss from continuing operations
  before income taxes...............    (16,501)      (5,721)     (17,974)      (5,001)      (1,058)
Provision (benefit) for income
  taxes.............................     (1,198)      (4,233)      (3,932)        (265)         200
                                       --------     --------     --------     --------     --------
Loss from continuing operations.....    (15,303)      (1,488)     (14,042)      (4,736)      (1,258)
Income from discontinued operations
  (net of taxes)(1).................        904          729          752          793        2,412
                                       --------     --------     --------     --------     --------
Income (loss) before cumulative
  effect of change in accounting
  method............................    (14,399)        (759)     (13,290)      (3,943)       1,154
Cumulative effect of change in
  accounting method(2)..............         --           --        5,181           --           --
                                       --------     --------     --------     --------     --------
Net income (loss)...................   $(14,399)    $   (759)    $ (8,109)    $ (3,943)    $  1,154
                                       ========     ========     ========     ========     ========
Earnings per share data:(3)
  Loss from continuing operations...   $  (1.00)    $  (0.10)    $  (0.92)    $  (0.31)    $  (0.08)
  Income from discontinued
     operations(net of taxes).......       0.06         0.05         0.05         0.05         0.15
                                       --------     --------     --------     --------     --------
  Income (loss) before cumulative
     change in accounting method....      (0.94)       (0.05)       (0.87)       (0.26)        0.07
  Cumulative effect of change in
     accounting method..............      --           --            0.34        --           --
                                       --------     --------     --------     --------     --------
  Net income (loss).................   $  (0.94)    $  (0.05)    $  (0.53)    $  (0.26)    $   0.07
                                       ========     ========     ========     ========     ========
Cash dividends per share............   $   0.12     $   0.15     $   0.15     $   0.15     $   0.15
                                       ========     ========     ========     ========     ========
Ratio of earnings to fixed
  charges(4)........................      --           --           --           --           --
Weighted average number of shares of
  Common Stock and equivalents used
  in calculation....................     15,308       15,317       15,328       15,388       15,888
                                       ========     ========     ========     ========     ========
BALANCE SHEET DATA:
Total assets........................   $261,034     $324,878     $325,249     $412,361     $445,646
Working capital.....................    129,883      179,370      104,883      170,087      105,597
Long-term debt(5)...................     57,902      131,134      129,234      227,193      174,000
Shareholders' equity................    183,938      180,991      170,849      160,292      239,832

---------------

(1) In May 1995, the Company sold the assets of its flexible hose and tubing division, The Flexaust Company, and shares of a related subsidiary for approximately $10.0 million, of which approximately $4.0 million was paid at the time of closing and the balance is payable over the next five years. The results of operations and the gain on sale of the Flexaust manufacturing segment are presented as "Discontinued Operations." The Company recorded income from discontinued operations of $2.4 million in 1995.

(2) Effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards (FAS) 109, "Accounting for Income Taxes." FAS 109 requires an asset and liability approach to accounting for income taxes and establishes criteria for recognizing deferred tax assets. Accordingly, the Company adjusted its existing deferred income tax assets and liabilities to reflect current statutory income tax rates and previously unrecognized tax benefits related to federal and certain state net operating loss carryforwards. FAS 109 also contains new requirements regarding balance sheet classification and prior business combinations. Hence, the Company adjusted the carrying values of an incremental interest in the Rochester Mine acquired in 1988 and CDE Chilean Mining Corp. acquired in 1990 to reflect the gross purchase value previously reported net-of-tax. The cumulative effect of the accounting change on prior years at January 1, 1993 is a nonrecurring gain of $5,181,188, or $.34 per share, and is included in the Consolidated Statement of Operations for the year ended December 31, 1993. Other than the cumulative effect, the accounting change had no material effect on the results of operations for the year ended December 31, 1993.

     As of January 1, 1993, after giving effect to the implementation of FAS 109, the significant components of the Company's net deferred tax liability were as follows:

                                                             DEFERRED INCOME TAXES
                                                        -------------------------------
                                                          ASSETS            LIABILITIES
                                                        -----------         -----------
        Property, plant and equipment................                       $16,756,918
        AMT credit carryforwards.....................   $   938,672
        Business credit carryforwards................       628,933
        Net operating loss carryforwards.............    17,721,115
                                                        -----------         -----------
             Total...................................    19,288,720          16,756,918
        Less--valuation allowance....................    (7,927,904)
                                                        -----------         -----------
             Net.....................................   $11,360,816         $16,756,918
                                                         ==========          ==========

     As permitted by FAS 109, prior year financial statements have not been restated to reflect the change in accounting method.

(3) Earnings per share are calculated based on the weighted average number of common shares outstanding and those Common Stock equivalents that are deemed to be dilutive. The 6% Convertible Subordinated Debentures Due 2002 are considered to be Common Stock equivalents. Accordingly, such debentures are assumed to be converted, and interest expense on such debentures, net of tax expense, has been considered in the computation of earnings per share, except in those instances where the effects of conversion would be antidilutive.

(4) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest and that portion of rent deemed representative of interest. The ratios of earnings to fixed charges are not presented for the above periods because earnings were inadequate to cover fixed charges by approximately $18.7 million in 1991, $8.7 million in 1992, $21.9 million in 1993, $9.2 million in 1994, and $8.3 million in 1995.

(5) Includes obligations under capital leases.

(6) Included in the results of operations for the year ended December 31, 1995 are (i) a gain of $4.4 million (included in other income) from the sale of gold and silver purchased in the open market which was in turn delivered pursuant to fixed price forward contracts during the year; and (ii) $2.4 million of income from discontinued operations (including a $2.2 million after-tax gain from the related sale of certain non-mining assets in May
     1995) during the year.

                          DESCRIPTION OF CAPITAL STOCK

                                  COMMON STOCK

     The Company is authorized to issue up to 60,000,000 shares of Common Stock, par value $1.00 per share, of which, at February 28, 1996, 20,464,882 shares were outstanding and 1,059,211 shares were held as treasury stock, up to 7,500,000 shares were reserved for issuance upon the conversion of the MARCS offered hereby, 3,880,481 shares were reserved for possible issuance upon the conversion of the Company's $100 million principal amount of outstanding 6 3/8% Convertible Subordinated Debentures Due 2004, 1,955,416 shares were reserved for issuance upon conversion of the Company's $50 million principal amount of outstanding 6% Convertible Subordinated Debentures Due 2002, 427,443 shares were reserved for issuance under the Company's Executive Compensation Program and 200,000 shares were reserved for issuance under the Company's Non-Employee Directors Stock Option Plan.

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders, and upon giving notice required by law, may cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of Preferred Stock of the Company outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other security. The outstanding Common Stock is fully-paid and non-assessable.

     The Company's Articles of Incorporation include a "fair price" provision applicable to certain business combination transactions in which the Company may be involved. The provision requires that an Interested Shareholder (the holder of 10% or more of the Company's outstanding shares of Common Stock) not engage in certain specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met: (i) a majority of the directors who are unaffiliated with the Interested Shareholder and were directors before the Interested Shareholder became an Interested Shareholder approve the transaction; (ii) holders of 80% or more of the outstanding shares of Common Stock approve the transaction; or (iii) the shareholders are all paid a "fair price," i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the Interested Shareholder acquired its block. By discouraging certain types of hostile takeover bids, the fair price provision may tend to insulate current management against the possibility of removal. The Company is not aware of any person or entity proposing or contemplating such a transaction.

     The transfer agent and registrar for the Company's Common Stock is First Interstate Bank of Oregon, N.A., Portland, Oregon.

                                PREFERRED STOCK

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, par value $1.00 per share, none of which have been issued. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of Preferred Stock, the number of shares constituting any such series and the designation thereof. Holders of Preferred Stock have no preemptive rights and have no rights to convert their Preferred Stock into any other securities. While series may be designated and Preferred Stock may be issued from time to time in the future, except upon exercise of the Rights (as described below), the Company has no present plans to issue any such shares of Preferred Stock other than the MARCS.

SERIES A JUNIOR PREFERRED STOCK

     On May 24, 1989, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record at the close of business on June 16, 1989. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a purchase price of $100 in cash ("Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of May 24, 1989 (the "Rights Agreement"), between the Company and First Interstate Bank of Oregon, N.A., as Rights Agent. The Rights are not exercisable or detachable from the Common Stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of the Company's Common Stock. If any person or group acquires 30% or more of the Company's Common Stock or acquires the Company in a merger or other business combination, each Right (other than those held by the acquiring person) will entitle the holder to purchase Preferred Stock of the Company or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The Rights expire on May 24, 1999, and can be redeemed by the Company at any time prior to their becoming exercisable. Shares of Common Stock issued prior to the expiration date of the Rights upon conversion of the shares of MARCS will be accompanied by Rights.

MARCS

     The summary contained herein of the terms of the shares of MARCS does not purport to be complete and is subject to and qualified in its entirety by reference to all of the provisions of the Company's Articles of Incorporation and form of Certificate of Designations, Rights, Preferences and Limitations relating to the shares of MARCS (the "Certificate of Designations"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Company's Board of Directors has authorized the issuance of up to 7,500,000 shares of MARCS.

  DIVIDENDS

     Holders of shares of MARCS will be entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cash dividends from the date of initial issuance of the shares of MARCS at the rate per annum of 7.0 percent of the offering price per share to the public set forth on the cover page of this Prospectus (equivalent to $1.488 per annum, or $.372 per quarter, for each share of MARCS), payable quarterly in arrears on each June 15, September 15, December 15, and March 15, or, if any such date is not a business day, on the next succeeding business day; provided, however, that with respect to any dividend period during which a redemption occurs, the Company may, at its option, declare accrued dividends to, and pay such dividends on, the date fixed for redemption, in which case such dividends would be payable in cash to the holders of shares of MARCS as of the record date for such dividend payment and would not be included in the calculation of the related MARCS Call Price as set forth below. The first dividend period will be from the date of initial issuance of the shares of MARCS to but excluding June 15, 1996, and the first dividend will be payable on June 15, 1996. Dividends will cease to accrue in respect of the shares of MARCS on the Mandatory Conversion Date or on the date of their earlier conversion or redemption.

     Dividends will be payable to holders of record as they appear on the stock register of the Company on such record dates, not less than 15 nor more than 60 days preceding the payment date thereof, as shall be fixed by the Board of Directors. Dividends for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in any period less than one month.

     Dividends may be returns of capital for tax purposes and therefore not eligible for the corporate dividends-received deduction. See "Federal Income Tax Considerations--Absence of Significant Earnings and Profits."

     Dividends will accrue whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on shares of MARCS will cumulate as of the dividend payment date on which they first become payable, but no interest will accrue on accumulated but unpaid dividends on shares of MARCS.

     The shares of MARCS will rank on a parity, both as to payment of dividends and distribution of assets upon liquidation, with any future preferred stock issued by the Company that by its terms ranks pari passu with the shares of MARCS.

     As long as any shares of MARCS are outstanding, no dividends (other than dividends payable in shares of, or warrants, rights or options exercisable for or convertible into shares of, Common Stock or any other capital stock of the Company ranking junior to the shares of MARCS as to the payment of dividends and the distribution of assets upon liquidation ("Junior Stock") and cash in lieu of fractional shares in connection with any such dividend) will be paid or declared in cash or otherwise, nor will any other distribution be made (other than a distribution payable in Junior Stock and cash in lieu of fractional shares in connection with any such distribution), on any Junior Stock unless (i) full dividends on Preferred Stock (including the shares of MARCS) that does not constitute Junior Stock ("Parity Preferred Stock") have been paid, or declared and set aside for payment, for all dividend periods terminating at or before the date of such Junior Stock dividend or distribution payment to the extent such dividends are cumulative; (ii) dividends in full for the current quarterly dividend period have been paid, or declared and set aside for payment, on all Parity Preferred Stock to the extent such dividends are cumulative; (iii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement and sinking funds, if any, for any Parity Preferred Stock; and (iv) the Company is not in default on any of its obligations to redeem any Parity Preferred Stock.

     In addition, as long as any shares of MARCS are outstanding, no shares of any Junior Stock may be purchased, redeemed, or otherwise acquired by the Company or any of its subsidiaries (except in connection with a reclassification or exchange of any Junior Stock through the issuance of other Junior Stock (and cash in lieu of fractional shares in connection therewith) or the purchase, redemption or other acquisition of any Junior Stock with any Junior Stock (and cash in lieu of fractional shares in connection therewith)), nor may any funds be set aside or made available for any sinking fund for the purchase or redemption of any Junior Stock unless: (i) full dividends on Parity Preferred Stock have been paid, or declared and set aside for payment, for all dividend periods terminating at or before the date of such purchase or redemption to the extent such dividends are cumulative; (ii) dividends in full for the current quarterly dividend period have been paid, or declared and set aside for payment, on all Parity Preferred Stock to the extent such dividends are cumulative; (iii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement, and sinking funds, if any, for any Parity Preferred Stock; and (iv) the Company is not in default on any of its obligations to redeem any Parity Preferred Stock.

     Subject to the provisions described above, such dividends or other distributions (payable in cash, property or Junior Stock) as may be determined by the Board of Directors may be declared and paid on the shares of any Junior Stock from time to time and Junior Stock may be purchased, redeemed or otherwise acquired by the Company or any of its subsidiaries from time to time. In the event of the declaration and payment of any such dividends or other distributions, the holders of such Junior Stock will be entitled, to the exclusion of holders of any Parity Preferred Stock, to share therein according to their respective interests.

     As long as any shares of MARCS are outstanding, dividends or other distributions may not be declared or paid on any Parity Preferred Stock (other than dividends or other distributions payable in Junior Stock and cash in lieu of fractional shares in connection therewith), and the Company may not purchase, redeem or otherwise acquire any Parity Preferred Stock (except with any Junior Stock and cash in lieu of fractional shares in connection therewith), unless either: (a)(i) full dividends on Parity Preferred Stock have been paid, or declared and set aside for payment, for all dividend periods terminating at or before the date of such Parity Preferred Stock dividend, distribution, purchase, redemption or other acquisition payment to the extent such dividends are cumulative; (ii) dividends in full for the current quarterly dividend period have been paid, or declared and set aside for payment, on all Parity Preferred Stock to the extent such dividends are cumulative; (iii) the Company has paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all purchase, retirement and sinking funds, if any, for any Parity Preferred Stock; and (iv) the Company is not in default on any of its obligations to redeem any Parity Preferred Stock; or (b) with respect to the payment of dividends only, any such dividends will be declared and paid pro rata so that the amounts of any dividends declared and paid per share of MARCS and each other share of Parity Preferred Stock will in all cases bear to each other the same ratio that accrued dividends (including any accumulation with respect to unpaid dividends for prior dividend periods, if such dividends are cumulative) per share of MARCS and such other shares of Parity Preferred Stock bear to each other.

  MANDATORY CONVERSION OF MARCS

     Unless previously either converted at the option of the holder into Common Stock or redeemed by the Company, as hereinafter described, on the Mandatory Conversion Date each outstanding share of MARCS will mandatorily convert into
(i) shares of Common Stock at the Common Equivalent Rate (as defined herein) in effect on such date and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends on such share of MARCS (other than previously declared dividends payable to a holder of record as of a prior date) to the Mandatory Conversion Date, whether or not declared, out of funds legally available for the payment of dividends, subject to the right of the Company to redeem the shares of MARCS on or after March 15, 1999, and before the Mandatory Conversion Date, as described below, and subject to the conversion of the shares of MARCS at the option of the holder at any time before the Mandatory Conversion Date, as described below. The "Common Equivalent Rate" is initially 1.111 shares of Common Stock for each share of MARCS and is subject to adjustment as described below. Dividends will cease to accrue on the Mandatory Conversion Date in respect of the shares of MARCS then outstanding.

     Because the price of the Common Stock is subject to market fluctuations, the value of the Common Stock that may be received by holders of shares of MARCS upon their mandatory conversion may be more or less than the amount paid for the shares of MARCS offered hereby.

  OPTIONAL REDEMPTION

     Shares of MARCS are not redeemable by the Company before March 15, 1999. At any time and from time to time on or after that date until immediately before the Mandatory Conversion Date, the Company will have the right to redeem, in whole or in part, the outstanding shares of MARCS. Upon any such redemption, the Company will deliver to the holder thereof in exchange for each share of MARCS subject to redemption the greater of: (i) the number of shares of Common Stock equal to the applicable Call Price (as described below) in effect on the redemption date divided by the Current Market Price of the Common Stock, determined as of the second trading day immediately preceding the Notice Date (as defined below), or (ii) .826 of a share of Common Stock (subject to adjustment in the same manner as the Optional Conversion Rate (as defined below) is adjusted). Dividends will cease to accrue on the shares of MARCS on the date fixed for their redemption.

     The Call Price of each share of MARCS is the sum of (i) $21.622 on and after March 15, 1999, to and including June 15, 1999; $21.529 on and after June 16, 1999, to and including September 15, 1999; $21.436 on and after September 16, 1999, to and including December 15, 1999; $21.343 on and after December 16, 1999, to and including February 15, 2000; and $21.25 (being the price to the public of a share of MARCS appearing on the cover page of this Prospectus) on and after February 16, 2000, to and including March 15, 2000; and (ii) all accrued and unpaid dividends thereon to but not including the date fixed for redemption (other than previously declared dividends payable to a holder of record as of a prior date).

     The "Current Market Price" per share of the Common Stock on any date of determination means the lesser of (x) the average of the closing sale prices of the Common Stock as reported on the NYSE Composite Tape for the 15 consecutive trading days ending on and including such date of determination or (y) the closing sale price of the Common Stock as reported on the NYSE Composite Tape for such date of determination; provided, however, that, with respect to any redemption of shares of MARCS, if any event resulting in an adjustment of the Common Equivalent Rate occurs during the period beginning on the first day of such 15-day period and ending on the applicable redemption date, the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect the occurrence of such event. The "Notice Date" with respect to any notice given by the Company in connection with a redemption of the shares of MARCS means the date on which first occurs either the public announcement of such redemption or the commencement of mailing of such notice to the holders of shares of MARCS.

     If fewer than all the outstanding shares of MARCS are to be called for redemption, shares of MARCS to be called will be selected by the Company, from outstanding shares of MARCS not previously called, by lot or pro rata (as nearly as may be) or by any other method determined by the Board of Directors in its sole discretion to be equitable.

     The Company will provide notice of any redemption of shares of MARCS to holders of record of the shares of MARCS to be called for redemption not less than 15 nor more than 60 days before the date fixed for redemption. Accordingly, the earliest Notice Date for any call for redemption of shares of MARCS will be January 14, 1999. Any such notice will be provided by mail, sent to the holders of record of the shares of MARCS to be called at each such holder's address as it appears on the stock register of the Company, first class postage prepaid; provided, however, that failure to give such notice or any defect therein will not affect the validity of the proceeding for redemption of any shares of MARCS to be redeemed except as to the holder to whom the Company has failed to give such notice or whose notice was defective. On and after the redemption date, all rights of the holders of the shares of MARCS called for redemption will terminate except the right to receive the redemption price (unless the Company defaults on the payment of the redemption price). A public announcement of any call for redemption will be made by the Company before, or at the time of, the mailing of such notice of redemption.

     Each holder of shares of MARCS called for redemption must surrender the certificates evidencing such shares of MARCS to the Company at the place designated in the notice of redemption and will thereupon be entitled to receive certificates for shares of Common Stock and cash for any fractional share amount.

  CONVERSION AT THE OPTION OF THE HOLDER

     Shares of MARCS are convertible, in whole or in part, at the option of the holder thereof, at any time before the Mandatory Conversion Date, unless previously redeemed, into shares of Common Stock at a rate of .826 of a share of Common Stock for each share of MARCS (the "Optional Conversion Rate"), equivalent to a conversion price of $25.713 per share of Common Stock (the "Conversion Price"), subject to adjustment as described below. The right to convert shares of MARCS called for redemption will terminate immediately before the close of business on any redemption date with respect to such shares.

     Conversion of shares of MARCS at the option of the holder may be effected by delivering certificates evidencing such shares of MARCS, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank (and, if applicable, cash payment of an amount equal to the dividend attributable to the current quarterly dividend period payable on such shares), to the office of the transfer agent for the shares of MARCS or to any other office or agency maintained by the Company for that purpose and otherwise in accordance with conversion procedures established by the Company. Each optional conversion will be deemed to have been effected immediately before the close of business on the date on which the foregoing requirements have been satisfied. The conversion will be at the Optional Conversion Rate in effect at such time and on such date.

     Holders of shares of MARCS at the close of business on a record date for any payment of declared dividends will be entitled to receive the dividend payable on such shares of MARCS on the corresponding dividend payment date notwithstanding the optional conversion of such shares of MARCS following such record date and before such dividend payment date. However, shares of MARCS surrendered for conversion after the close of business on a record date for any payment of declared dividends and before the opening of business on the next succeeding dividend payment date must be accompanied by payment in cash of an amount equal to the dividend attributable to the current quarterly dividend period payable on such date (unless such shares of MARCS are subject to redemption on a redemption date between such record date and such dividend payment date). A holder of shares of MARCS called for redemption on March 15, 1999 or any other dividend payment date will receive the dividend on such shares of MARCS payable on that date and will be able to convert such shares of MARCS after the record date for such dividend without paying an amount equal to such dividend to the Company upon conversion. Upon any optional conversion of shares of MARCS, the Company will make no payment of or allowance for previously declared dividends or distributions on the shares of Common Stock issued upon such conversion.

 HIGHER DIVIDEND YIELD AND LESS EQUITY APPRECIATION THAN COMMON STOCK

     Dividends will accrue on the shares of MARCS at a higher rate than the rate at which dividends and cash distributions are currently paid on the Common Stock. The opportunity for equity appreciation afforded by an investment in shares of MARCS is less than that afforded by an investment in the Common Stock because the Conversion Price is higher than the per share price to the public of the shares of MARCS and the Company may, at its option, redeem the shares of MARCS at any time on or after March 15, 1999, and before the Mandatory Conversion Date, and may be expected to do so, if, among other circumstances, the Current Market Price of the Common Stock exceeds the Call Price for a share of MARCS. In such event, a holder of a share of MARCS will receive less than
1.111 shares of Common Stock, but in no event less than .826 of a share of Common Stock. A holder may also surrender for conversion any shares of MARCS called for redemption up to the close of business on the redemption date, and a holder that so elects to convert will receive .826 of a share of Common Stock per share of MARCS. The per share value of Common Stock received by holders of shares of MARCS may be more or less than the per share amount paid for the shares of MARCS offered hereby, due to market fluctuations in the price of the Common Stock.

     As a result of these provisions, holders of shares of MARCS would be expected to realize no equity appreciation if the Current Market Price of the Common Stock is below the Conversion Price, and less than all of such appreciation if the Current Market Price of the Common Stock is above the Conversion Price. Holders of shares of MARCS will realize the entire decline in equity value if the Current Market Price of the Common Stock is less than $19.125, which is equivalent to 90% of the price paid for a share of MARCS.

  CONVERSION ADJUSTMENTS

     The Common Equivalent Rate and the Optional Conversion Rate are each subject to adjustment as appropriate in certain circumstances, including if the Company (a) pays a stock dividend or makes a distribution with respect to its Common Stock in shares of Common Stock; (b) subdivides or splits its outstanding Common Stock; (c) combines its outstanding Common Stock into a smaller number of shares; (d) issues any shares of Common Stock by reclassification of its shares of Common Stock; (e) issues certain rights or warrants to all holders of its Common Stock; or (f) pays a dividend or distributes to all holders of its Common Stock evidences of its indebtedness, cash or other assets (including capital stock of the Company other than Common Stock but excluding any cash dividends or distributions, other than "Extraordinary Cash Distributions", and dividends referred to in clause (a) above). In addition, the Company will be entitled (but will not be required) to make upward adjustments in the Common Equivalent Rate, the Optional Conversion Rate and the Call Price as the Company, in its discretion, determines to be advisable, in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock (or any transaction which could be treated as any of the foregoing transactions under
Section 305 of the Internal Revenue Code of 1986, as amended) hereafter made by the Company to its shareholders will not be taxable. "Extraordinary Cash Distribution" means, with respect to any consecutive 12-month period, all cash dividends and cash distributions on the Common Stock during such period (other than cash dividends and cash distributions for which a prior adjustment to the Common Equivalent Rate and Optional Conversion Rate was previously made) to the extent such dividends and distributions exceed, on a per share of Common Stock basis, 10% of the average daily closing price of the Common Stock over such period. All adjustments to the Common Equivalent Rate and the Optional Conversion Rate will be calculated to the nearest 1/100th of a share of Common Stock. No adjustment in the Common Equivalent Rate or the Optional Conversion Rate will be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustments which, by reason of the foregoing, are not required to be made will be carried forward and taken into account in any subsequent adjustment. All adjustments will be made successively.

     Whenever the Common Equivalent Rate and the Optional Conversion Rate are adjusted as provided in the preceding paragraph, the Company will file with the transfer agent for the shares of MARCS a certificate with respect to such adjustment, make a prompt public announcement thereof and mail a notice to holders of the shares of MARCS providing specified information with respect to such adjustment. At least 10 business days before taking any action that could result in certain adjustments in the Common Equivalent Rate and the Optional Conversion Rate, the Company will notify each holder of shares of MARCS concerning such proposed action.

  ADJUSTMENT FOR CERTAIN CONSOLIDATIONS OR MERGERS

     In case of (i) any consolidation or merger to which the Company is a party (other than a merger or consolidation in which the Company is the surviving or continuing corporation and in which the shares of Common Stock outstanding immediately before the merger or consolidation remain unchanged), (ii) any sale or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, or (iii) any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), each share of MARCS will, after consummation of such transaction, be subject to (A) conversion at the option of the holder into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of MARCS might have been converted immediately before consummation of such transaction, (B) conversion on the Mandatory Conversion Date into the kind and amount of securities, cash or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock into which such share of MARCS would have been converted if the conversion on the Mandatory Conversion Date had occurred immediately before the date of consummation of such transaction, plus the right to receive cash in an amount equal to all accrued and unpaid dividends on such share of MARCS (other than previously declared dividends payable to a holder of record as of a prior date), and (C) redemption on any redemption date in exchange for the kind and amount of securities, cash, or other property receivable upon consummation of such transaction by a holder of the number of shares of Common Stock that would have been issuable at the Call Price in effect on such redemption date upon a redemption of such shares of MARCS immediately before consummation of such transaction, assuming that, if the Notice Date for such redemption is not before such transaction, the Notice Date had been the date of such transaction; and assuming in each case that such holder of shares of Common Stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of such transaction (provided that, if the kind or amount of securities, cash or other property receivable upon consummation of such transaction is not the same for each non-electing share, then the kind and amount of securities, cash or other property receivable upon consummation of such transaction for each non-electing share will be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). The kind and amount of securities into or for which the shares of MARCS will be convertible or redeemable after consummation of such transaction will be subject to adjustment as described above under the caption "Conversion Adjustments" following the date of consummation of such transaction. The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

  FRACTIONAL SHARES

     No fractional shares of Common Stock will be issued upon redemption or conversion of shares of MARCS. In lieu of any fractional share otherwise issuable in respect of the aggregate number of shares of MARCS of any holder that are redeemed or converted on any redemption date or upon mandatory conversion or any optional conversion, such holder will be entitled to receive an amount in cash equal to the same fraction of the (i) Current Market Price of the Common Stock, determined as of the second trading day immediately preceding the Notice Date, in the case of redemption, or (ii) Closing Price (as defined in the Certificate of Designations) of the Common Stock determined (A) as of the fifth trading day immediately preceding the Mandatory Conversion Date, in the case of mandatory conversion, or (B) as of the second trading day immediately preceding the effective date of conversion, in the case of an optional conversion by a holder.

  RIGHTS AGREEMENT

     Reference is made to the section "Description of Capital Stock--Preferred Stock--Series A Junior Preferred Stock" for a description of the Company's Rights Agreement. Shares of Common Stock issued upon conversion of the shares of MARCS will be entitled to receive Rights in accordance with the terms and conditions of the Rights Agreement. The method of calculation of the Current Market Price of the Common Stock does not take into account any separate value of the Rights, except to the extent any such value may be reflected in the Current Market Price.

  LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and subject to the rights of holders of any other series of Preferred Stock, the holders of outstanding shares of MARCS are entitled to receive an amount equal to the per share price to the public of the shares of MARCS shown on the cover page of this Prospectus, plus accrued and unpaid dividends thereon, out of the assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other capital stock ranking junior to shares of MARCS upon liquidation, dissolution or winding up.

     If upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the assets of the Company are insufficient to permit the payment of the full preferential amounts payable with respect to the shares of MARCS and all other series of Parity Preferred Stock, the holders of shares of MARCS and of all other series of Parity Preferred Stock will share ratably in any distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of MARCS will not be entitled to any further participation in any distribution of assets by the Company. A consolidation or merger of the Company with or into one or more other corporations (whether or not the Company is the corporation surviving such consolidation or merger), or a sale, lease or exchange of all or substantially all of the assets of the Company will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

  VOTING RIGHTS

     The holders of shares of MARCS will have the right with the holders of Common Stock to vote in the election of directors and upon each other matter coming before any meeting of the holders of Common Stock on the basis of one vote for each share of MARCS held. The holders of shares of MARCS and the holders of Common Stock will vote together as one class on such matters except as otherwise provided by law or by the Company's Articles of Incorporation.

     In the event that dividends on the shares of MARCS or any other series of Preferred Stock are in arrears and unpaid for six quarterly dividend periods, or if any other series of Preferred Stock is entitled for any other reason to exercise voting rights, separate from the Common Stock, to elect any directors of the Company ("Preferred Stock Directors"), the holders of the shares of MARCS (voting separately as a class with holders of all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable), with each share of MARCS entitled to one vote on this and other matters in which holders of Preferred Stock vote as a group, will be entitled to vote for the election of two directors, such directors to be in addition to the number of directors constituting the Board of Directors immediately before the accrual of such right. Such right, when vested, will continue until all dividends in arrears and payable on the shares of MARCS and such other series of Preferred Stock have been paid in full and the right of any other series of Preferred Stock to exercise voting rights, separate from the Common Stock, to elect Preferred Stock Directors of the Company terminates or has terminated, and, when so paid and any such termination occurs or has occurred, such right of the holders of the shares of MARCS will cease. The term of office of any director elected by the holders of the shares of MARCS and such other series of Preferred Stock will terminate on the earlier of (i) the next annual meeting of shareholders at which a successor has been elected and qualified or (ii) the termination of the right of holders of the shares of MARCS and such other series of Preferred Stock to elect Preferred Stock Directors.

     The Company will not, without the approval of the holders of at least
66 2/3 percent of the shares of MARCS then outstanding: (i) amend, alter, or repeal any of the provisions of the Articles of Incorporation or By-Laws of the Company so as to affect adversely the powers, preferences or rights of the holders of the shares of MARCS then outstanding or reduce the minimum time for any required notice to which the holders of the shares of MARCS then outstanding may be entitled (an amendment of the Articles of Incorporation to authorize or create, or to increase the authorized amount of, Common Stock or other Junior Stock or any stock of any class ranking on a parity with the shares of MARCS being deemed not to affect adversely the powers, preferences or rights of the holders of the shares of MARCS); (ii) authorize or create, or increase the authorized amount of, any stock of any class, or any security convertible into capital stock of any class, ranking prior to the shares of MARCS either as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company; or (iii) merge or consolidate with or into any other corporation, unless each holder of shares of MARCS immediately preceding such merger or consolidation receives or continues to hold in the resulting corporation the same number of shares, with substantially the same rights and preferences, as correspond to the shares of MARCS so held.

     The Company will not, without the approval of the holders of at least a majority of the shares of MARCS then outstanding: (i) increase the authorized number of shares of Preferred Stock; or (ii) create, or increase the authorized number of shares of, any other class or classes of capital stock of the Company ranking on a parity with the Preferred Stock, either as to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, or create any stock or other security convertible into or exchangeable for or evidencing the right to purchase any stock of such other class ranking on a parity with the Preferred Stock, or increase the authorized number of shares of any such other class or amount of such other stock or security.

     Notwithstanding the provisions summarized in the preceding two paragraphs, no such approval described therein of the holders of the shares of MARCS will be required if, at or before the time when such amendment, alteration or repeal is to take effect or when the authorization, creation, increase or issuance of any such prior or parity stock or convertible security is to be made, or when such consolidation or merger, voluntary liquidation, dissolution, or winding up, sale, lease, conveyance, purchase, or redemption is to take effect, as the case may be, provision is made for the redemption of all shares of MARCS at the time outstanding.

  TRANSFER AGENT AND REGISTRAR

     First Interstate Bank of Oregon, N.A., will act as transfer agent and registrar for, and paying agent for the payment of dividends on, the shares of MARCS.

  MISCELLANEOUS

     Upon issuance, the shares of MARCS will be fully paid and nonassessable. Holders of shares of MARCS have no preemptive rights. The Company will at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion or redemption of shares of MARCS, such number of shares of Common Stock as will from time to time be issuable upon the conversion or redemption of all the shares of MARCS then outstanding. Shares of MARCS redeemed for, or converted into Common Stock of the Company or otherwise reacquired by the Company will resume the status of authorized and unissued shares of Preferred Stock, undesignated as to series, and will be available for subsequent issuance.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The Company has received an opinion from its counsel, Freedman, Levy, Kroll & Simonds, which addresses certain of the federal income tax consequences under existing law of the purchase, ownership and disposition of the shares of MARCS. A copy of that opinion is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the following summary of such tax consequences is qualified in its entirety by reference thereto. The Company does not intend to seek a ruling from the Internal Revenue Service (the "IRS") with respect to any of these tax consequences. The summary is presented for informational purposes only and is limited to a summary of the federal income tax consequences to investors who are citizens or residents of the United States or that are U.S. corporations. State, local and estate tax consequences are not summarized, nor are tax consequences to special classes of investors, including United States Aliens (defined below), tax-exempt organizations, insurance companies, banks or dealers in securities. For example, a United States Alien may be subject to United States federal income, withholding or estate tax in certain circumstances, generally including, without limitation, (i) the payment of certain dividends, or (ii) gain on the sale, exchange or redemption of shares of MARCS or Common Stock if such gain is "effectively connected with a U.S. trade or business" or the Company is or was a "United States real property holding corporation," as those terms are defined under the Code (as defined below) and the underlying regulations, or the holder was an individual present in the United States for 183 days or more in the year of sale, exchange or redemption. For purposes of this Prospectus, a "United States Alien" means any person, who for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, or a nonresident alien fiduciary of a foreign estate or trust.

     Tax consequences may vary depending upon the particular status of an investor. The summary is limited to taxpayers who will hold shares of MARCS or Common Stock received upon conversion or redemption of shares of MARCS as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The summary is based upon current law, applicable Treasury Regulations, judicial authority, and current administrative rulings and practice, including certain amendments to the Code, which have not yet been subject to definitive interpretation by the IRS or the courts. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences summarized herein or that there will not be differences of opinion as to the interpretation of applicable law.

     The following summary does not constitute, and should not be considered as, legal or tax advice to prospective investors. Each potential investor should consult with its own tax adviser before determining whether to purchase shares of MARCS.

DIVIDENDS

     Dividends paid on shares of MARCS will be taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits. Dividends received by corporations out of such earnings and profits will generally qualify for the 70 percent dividends-received deduction, so long as the holder has held its shares of MARCS for a sufficient time (generally more than 45 days) and certain other conditions are met. Where the dividends-received deduction is available, a portion of the amount deducted may have to be included by a corporation in computing its possible liability for alternative minimum tax. In addition, the tax portion of President Clinton's recently-proposed budget legislation includes two provisions that, if enacted, would materially affect corporations that rely on the dividends-received deduction. The proposed legislation would (1) reduce the 70 percent dividends-received deduction to 50 percent, and (2) eliminate the dividends-received deduction for a particular dividend if the corporate taxpayer's holding period for dividend-paying stock is not satisfied over a period immediately before and immediately after the taxpayer becomes entitled to receive the dividend. These changes would be effective for dividends received or accrued after January 31, 1996. There can be no assurance that these provisions will be enacted by the United States Congress.

     Under certain circumstances, a corporation that receives an "extraordinary dividend," as defined in Section 1059 of the Code, is required to reduce its stock basis by the non-taxed portion of such dividend (generally, the portion claimed as a dividends-received deduction). Quarterly dividends not in arrears paid to an original holder of shares of MARCS generally will not constitute extraordinary dividends under Section 1059(c) of the Code. Under a special rule in Section 1059(f) of the Code, any dividend with respect to "disqualified preferred stock" is treated as an extraordinary dividend; however, while the issue is not free from doubt due to the lack of authority directly on point, the shares of MARCS should not constitute "disqualified preferred stock."

ABSENCE OF SIGNIFICANT EARNINGS AND PROFITS

     Because the Company presently has no significant accumulated earnings and profits, and the amount of current earnings and profits cannot be predicted, all or part of the dividends paid by the Company on the shares of MARCS (or the Common Stock issued upon conversion or redemption thereof) may be treated as returns of capital rather than dividends eligible for the dividends-received deduction. A return of capital reduces the holder's tax basis in the shares of MARCS (or such Common Stock), is taxable as capital gain to the extent it exceeds basis, and results in additional taxable gain (or reduced taxable loss) upon a sale or other taxable disposition of the shares of MARCS (or such Common Stock).

CONVERSION OR REDEMPTION INTO COMMON STOCK

     As a general rule, no gain or loss will be recognized by a holder on the optional or mandatory conversion or optional redemption of shares of MARCS into shares of Common Stock if no cash is received. Gain or dividend income may be recognized, however, to the extent cash is received in payment of dividends in arrears. In addition, gain or loss may be recognized upon the receipt by a holder of cash in lieu of a fractional share of Common Stock.

     The tax basis of the shares of Common Stock received upon conversion or redemption will generally be equal to the tax basis of the shares of MARCS converted or redeemed (adjusted to reflect any income or gain recognized on the conversion or redemption). The holding period of the shares of such Common Stock will generally include the holding period of the shares of MARCS converted or redeemed.

CALL OR CONVERSION PREMIUM

     Under certain circumstances, Section 305 of the Code requires that any excess of the redemption price of preferred stock over its issue price is includable in income, before receipt, as a constructive dividend. While the issue is not free from doubt due to a lack of authority directly on point, a holder of shares of MARCS should not be required to include any call or conversion premium in income as a redemption premium under Section 305 of the Code.

ADJUSTMENT OF CONVERSION RATE

     Certain adjustments (or failures to make adjustments) to the conversion rate, based on the Company's issuance of certain rights, warrants, evidences of its indebtedness, securities or other assets to holders of its Common Stock, which have the effect of increasing the proportionate interest of a holder of shares of MARCS in the Company's assets or earnings and profits, may result in constructive distributions taxable as dividends to such holders, which may constitute (and cause other dividends to constitute) extraordinary dividends to corporate holders.

BACKUP WITHHOLDING

     Certain noncorporate holders may be subject to backup withholding at a rate of 31 percent on dividends and certain consideration received upon the call or conversion of the shares of MARCS. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper Taxpayer Identification Number or when the taxpayer is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to the Underwriters, and each of the Underwriters severally has agreed to purchase from the Company, the number of shares of MARCS set forth opposite each Underwriter's name.

                                                                   NUMBER OF SHARES
                           UNDERWRITER                                 OF MARCS
          ---------------------------------------------            ----------------
          UBS Securities LLC ..........................                4,392,157
          Lazard Freres & Co. LLC......................                2,196,078
                                                                   ----------------
               Total...................................                6,588,235

     In the Underwriting Agreement, the Underwriters severally have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of MARCS being sold pursuant to the Underwriting Agreement if any of the shares being sold pursuant to the Underwriting Agreement are purchased. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased.

     The Underwriters have advised the Company that they propose initially to offer the shares of MARCS to the public at the public offering price set forth on the cover page of the Prospectus and to certain dealers at such price less a concession not in excess of $.38 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an additional 911,765 shares of MARCS at the price to the public set forth on the cover page of the Prospectus, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of shares of MARCS offered hereby. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of such shares as the number of shares of MARCS to be purchased by each Underwriter shown in the foregoing table bears to the total number of shares initially offered hereby.

     The Company has agreed, for a period of 90 days after the date of this Prospectus, to not, without the prior written consent of the Underwriters, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of its capital stock or securities convertible into or exchangeable for capital stock of the Company other than to the Underwriters pursuant to the Underwriting Agreement, subject to certain exceptions set forth in the Underwriting Agreement.

     Prior to this offering, there has been no public market for the shares of MARCS. The initial public offering price for the shares of MARCS was determined by negotiations among the Company and the Underwriters. Among the factors considered in determining the price to the public were the market price of the Company's Common Stock, an assessment of the Company's recent results of operations, the future prospects of the Company and the gold and silver mining industry in general, market prices of securities of other companies engaged in activities similar to the Company and prevailing conditions in the securities market. There can be no assurance that an active trading market will develop for the shares of MARCS or that the shares of MARCS will trade in the public market subsequent to the offering at or above the initial public offering price.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     UBS Securities LLC has, and its affiliates have, performed various investment banking and commercial banking services for the Company and its affiliates, for which they have received customary compensation.

                                 LEGAL MATTERS

     The legality of the shares of MARCS offered hereby will be passed upon for the Company by Freedman, Levy, Kroll & Simonds, Washington, D.C. and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of Coeur d'Alene Mines Corporation at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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

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

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                          ---------------------------

                               TABLE OF CONTENTS

                                         PAGE
Available Information.................       2
Incorporation of Certain Documents by
  Reference...........................       2
Prospectus Summary....................       3
Risk Factors..........................      10
The Company...........................      13
Use of Proceeds.......................      16
Price Range of Common Stock
  and Dividends.......................      17
Capitalization........................      18
Selected Consolidated Financial
  Data................................      19
Description of Capital Stock..........      21
Federal Income Tax Considerations.....      30
Underwriting..........................      32
Legal Matters.........................      33
Independent Auditors..................      33

                                6,588,235 Shares

                                 [COEUR LOGO]
                          THE PRECIOUS METALS COMPANY

                           [COEUR D'ALENE MINES LOGO]

                       MANDATORY ADJUSTABLE REDEEMABLE
                       CONVERTIBLE SECURITIES (MARCS)*


                          ---------------------------
                                   Prospectus
                                 March 8, 1996
                          ---------------------------


                               UBS SECURITIES LLC
                            LAZARD FRERES & CO. LLC

* Service mark of UBS Securities LLC